UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to

COMMISSION FILE NUMBER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . . . . . . . 0-2610

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

ZIONS BANCORPORATION

PAYSHELTER 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ZIONS BANCORPORATION

One South Main, Suite 1134

Salt Lake City, Utah 84111

INDEX

Page

(a	)	Financial Statements and Supplemental Schedule – Zions Bancorporation Payshelter 401(k) Plan	F-1

(b	)	Signature	F-2

(c	)	Exhibit 23 – Consent of Independent Auditors	F-3

Financial Statements

and Supplemental Schedule

Zions Bancorporation

Payshelter 401(k) Plan

(formerly Zions Bancorporation

Employee Investment Savings Plan)

As of December 31, 2002 and 2001,

and for the Year Ended December 31, 2002

with Report of Independent Auditors

F-1

Zions Bancorporation Payshelter 401(k) Plan

(formerly Zions Bancorporation Employee Investment Savings Plan)

Financial Statements and Supplemental Schedule

As of December 31, 2002 and 2001, and for the Year Ended December 31, 2002

Report of Independent Auditors

The Benefits Committee

Zions Bancorporation Payshelter 401(k) Plan

(formerly Zions Bancorporation Employee Investment Savings Plan)

We have audited the accompanying statements of net assets available for benefits of Zions Bancorporation Payshelter 401(k) Plan (formerly Zions Bancorporation Employee Investment Savings Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Zions Bancorporation Payshelter 401(k) Plan (formerly Zions Bancorporation Employee Investment Savings Plan) at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    ERNST & YOUNG LLP

Salt Lake City, Utah

June 13, 2003

Zions Bancorporation Payshelter 401(k) Plan

(formerly Zions Bancorporation Employee Investment Savings Plan)

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001
Assets
Cash and cash equivalents	$1,727	$15,154

Investments, at fair value:
Zions Bancorporation common stock	136,635,803	186,392,998
Mutual funds	54,047,187	44,997,462
Participant loans	2,753,699	1,929,899

	193,436,689	233,320,359

Receivables:
Participant contributions	658,814	1,020,657
Employer contributions	242,286	367,333
Interest	5,980	6,880

	907,080	1,394,870

Net assets available for benefits	$194,345,496	$234,730,383

See accompanying notes to financial statements.

Zions Bancorporation Payshelter 401(k) Plan

(formerly Zions Bancorporation Employee Investment Savings Plan)

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

Additions
Investment income (loss):
Net depreciation in fair value of investments	$(53,995,879)
Dividends	3,328,439
Interest	320,351

(50,347,089)
Contributions:
Participant	22,551,399
Employer	8,339,079

30,890,478
Transfers from nonaffiliated plans	1,047,519

Total additions	(18,409,092)

Deductions
Benefits paid directly to participants	21,975,795

Net decrease	(40,384,887)

Net assets available for benefits:
Beginning of year	234,730,383

End of year	$194,345,496

See accompanying notes to financial statements.

Zions Bancorporation Payshelter 401(k) Plan

(formerly Zions Bancorporation Employee Investment Savings Plan)

Notes to Financial Statements

December 31, 2002

1. Description of Plan

The following description of the Zions Bancorporation Payshelter 401(k) Plan (formerly Zions Bancorporation Employee Investment Savings Plan) (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan results from the merger of the Zions Bancorporation Employee Stock Savings Plan into the Zions Bancorporation Employee Investment Savings Plan effective December 31, 2001. Net assets available for benefits were increased on that date by approximately $93 million. Effective January 1, 2002, the Plan was amended and restated, and the name of the Plan was changed to Zions Bancorporation Payshelter 401(k) Plan.

General

The Plan is a single employer defined contribution plan designed to provide retirement benefits for eligible employees under either a pretax or after-tax salary reduction arrangement and, if employees so elect, an opportunity to acquire stock ownership in Zions Bancorporation (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”) of 1974. The trust department of Zions First National Bank, a subsidiary of Zions Bancorporation, was the trustee of the Plan until September 30, 2002. On October 1, 2002, CIGNA Retirement & Investment Services became the trustee. The Zions Bancorporation Benefits Committee administers the Plan.

Eligibility

Participation in the Plan is voluntary. Beginning January 1, 2002, any nonexcluded employee (as defined in the Plan provisions) at least 21 years of age is eligible to participate.

Contributions

Participants may contribute from 1% to 5% of their pretax annual compensation for which the Company provides a matching contribution up to 2.5% of the participant’s compensation. Participants may also contribute up to an additional 15% for which the

Zions Bancorporation Payshelter 401(k) Plan

(formerly Zions Bancorporation Employee Investment Savings Plan)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Company matches up to an additional 2.5% of the first 10% of this additional contribution. The maximum allowed participant contribution for 2002 is $11,000. Under applicable law, participants attaining the age of 50 during 2002 are eligible to make catch-up contributions. Participant and Company contributions can be directed by the participant subject to Plan provisions into various Plan investment options, including purchase of the Company’s common stock. Rollovers from other qualifying plans are allowed by the Plan.

Participant Accounts

Each participant’s fund account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Investment income or loss is allocated based on the investment shares held in the participant’s account in relation to the total investment shares of the Plan. Certain investment transaction expenses are charged to the participants’ accounts.

Vesting and Payment of Benefits

Participant and Company contributions plus investment earnings are immediately vested. Benefits are paid upon death, disability, retirement, or termination of employment, or may be paid earlier subject to Plan provisions. Benefits are paid in shares of stock, cash, or a combination of the two, depending on the participant’s investment options.

Participant Loans

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their account balance. Loan terms cannot exceed 5 years, or 10 years if used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at Zions First National Bank’s prime rate plus 1%. Loans are repaid through direct payroll deductions.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were terminated, each participant would receive a distribution of assets equal to the value of the participant’s account.

Zions Bancorporation Payshelter 401(k) Plan

(formerly Zions Bancorporation Employee Investment Savings Plan)

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of 90 days or less.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Common stocks are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Administrative Expenses

The Company currently pays administrative expenses; however, the Plan may pay these expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Investments

The Plan’s net assets available for benefits at December 31, 2002 and 2001 include investments in the Company’s common stock of $136,635,803 (3,472,409 shares) and $186,392,998 (3,544,941 shares), respectively. These investments represent a 3.83% and 3.80% ownership of the Company’s outstanding common stock at December 31, 2002 and 2001, respectively. The fair value of these investments is subject to market fluctuations.

Zions Bancorporation Payshelter 401(k) Plan

(formerly Zions Bancorporation Employee Investment Savings Plan)

Notes to Financial Statements (continued)

3. Plan Amendments and Subsequent Event

Effective January 1, 2003, the Plan was amended and restated. A principal change was the addition of a noncontributory profit sharing feature. Contributions by the Company under this feature are discretionary and may range up to 4.5% of participants’ compensation based upon the Company’s return on average common equity for the Plan year. Another change discontinued the Company’s common stock as an investment option for participant contributions. However, the Company’s matching contributions can only be invested in the Company’s common stock. In addition, the name of the Plan was changed to Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 5, 2002 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended, as discussed in Note 3. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and that the related trust is tax exempt.

5. Investments

The trustee of the Plan, as identified in Note 1, holds the Plan’s investments and executes all investment transactions. Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	December 31,
	2002	2001
Zions Bancorporation common stock	$136,635,803	$186,392,998
Connecticut General Life Insurance
Guaranteed Income	11,244,474	—
Accessor Growth mutual fund	—	12,859,703

During 2002, the Plan’s investments (including investments purchased and sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Zions Bancorporation common stock	$(46,369,607)
Mutual funds	(7,626,272)

$(53,995,879)

Zions Bancorporation Payshelter 401(k) Plan

(formerly Zions Bancorporation Employee Investment Savings Plan)

Notes to Financial Statements (continued)

6. Reconciliation of Financial Statements to Form 5500

The following reconciles net assets available for benefits in the accompanying financial statements to net assets in the Form 5500 regulatory filing:

	December 31,
	2002	2001
Net assets available for benefits in the accompanying financial statements	$194,345,496	$234,730,383
Benefit claims payable	(6,566)	(1,073,173)

Net assets in Form 5500	$194,338,930	$233,657,210

The following reconciles benefits paid directly to participants in the accompanying financial statements to the Form 5500 for the year ended December 31, 2002:

Benefits paid directly to participants in the accompanying financial statements	$21,975,795
Add: Benefit claims payable in Form 5500 at December 31, 2002	6,566
Less: Benefit claims payable in Form 5500 at December 31, 2001	(1,073,173)

Benefits paid directly to participants in Form 5500	$20,909,188

Benefit claims payable include withdrawals and terminations processed and approved for payment prior to year-end but not yet paid. Under Department of Labor regulations, these amounts are reflected as Plan liabilities at year-end in Form 5500 and not as part of net assets available for benefits.

7. Transactions with Parties-in-Interest

During 2002, the Plan received dividends from Zions Bancorporation of $2,828,996. Purchases and sales of Zions Bancorporation common stock in 2002 were $26,234,821 and $29,620,549, respectively.

Zions Bancorporation Payshelter 401(k) Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

EIN: 87-0227400        Plan: 006

December 31, 2002

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) (1)	(e) Current Value
*	CONNECTICUT GENERAL LIFE INS	GUARANTEED INCOME (429,234 shares)		$11,244,474
*	CONNECTICUT GENERAL LIFE INS	TIMESSQUARE CORE BD ENH INDEX (92,711 shares)		1,230,820
*	CONNECTICUT GENERAL LIFE INS	CORE BOND (634,820 shares)		8,325,131
*	CONNECTICUT GENERAL LIFE INS	CIGNA LIFETIME20 (8,491 shares)		86,920
*	CONNECTICUT GENERAL LIFE INS	CIGNA LIFETIME30 (21,786 shares)		231,423
*	CONNECTICUT GENERAL LIFE INS	CIGNA LIFETIME40 (87,280 shares)		927,057
*	CONNECTICUT GENERAL LIFE INS	CIGNA LIFETIME50 (116,609 shares)		1,289,162
*	CONNECTICUT GENERAL LIFE INS	CIGNA LIFETIME60 (25,818 shares)		309,039
*	CONNECTICUT GENERAL LIFE INS	LARGE CAP VALUE/JOHN A. LEVIN (431,339 shares)		4,830,796
*	CONNECTICUT GENERAL LIFE INS	OPPENHEIMER CAP APPRE CL A (301,340 shares)		9,013,087
*	CONNECTICUT GENERAL LIFE INS	S&P 500 INDEX (31,709 shares)		1,546,890
*	CONNECTICUT GENERAL LIFE INS	WADDELL & REED ACCUM-CL A SH (102,536 shares)		566,278
*	CONNECTICUT GENERAL LIFE INS	BGI MIDCAP EQ INDEX CL F (4,720 shares)		41,837
*	CONNECTICUT GENERAL LIFE INS	MD CAP GROWTH/ARTISAN PARTNERS (1,024,482 shares)		6,950,353
*	CONNECTICUT GENERAL LIFE INS	MID CAP VALUE/WELLINGTON MGMT (29,149 shares)		295,948
*	CONNECTICUT GENERAL LIFE INS	SMALL CAP GROWTH/TIMESSQUARE (145,956 shares)		1,841,195
*	CONNECTICUT GENERAL LIFE INS	SMALL CAP VALUE/TCW (251,588 shares)		1,854,411
*	CONNECTICUT GENERAL LIFE INS	SSGA RUSSELL 2000 INDEX (7,725 shares)		92,420
*	CONNECTICUT GENERAL LIFE INS	INTERNATIONAL GROWTH/PUTNAM (468,313 shares)		3,307,135
*	CONNECTICUT GENERAL LIFE INS	STATE STREET GLOBAL ADV EAFE INDEX (7,160 shares)		62,811
*	ZIONS BANCORPORATION	ZIONS BANCORPORATION COMMON STOCK (3,472,409 shares)		136,635,803
*	OUTSTANDING PARTICIPANT LOANS	Interest rates ranging from 5.25% to 11.00%		2,753,699

				$193,436,689

*	Indicates party-in-interest to the Plan.

(1)	Cost of Remaining Assets (column (d)) is not provided as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ZIONS BANCORPORATION PAYSHELTER 401(K) PLAN

June 27, 2003	By:	/S/ HARRIS H. SIMMONS
Name: HARRIS H. SIMMONS, Chairman, President, and Chief Executive Officer of Zions Bancorporation

F-2